

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 5, 2007

Via U.S. mail and facsimile

Mr. Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

       RE: Form 10-K for the fiscal year ended December 31, 2006
                Form 10-Q for the period ended September 30, 2007
                   File No. 1-644

Dear Mr. Patrick:

       We have reviewed your response letter dated October 31, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 4. Restructuring Activities, page 46

2. We note your response to prior comment 6. Please further advise how you determined it was appropriate to characterize start-up costs for new facilities and third-party costs related to the development and implementation of new business and strategic initiatives as restructuring costs based on the guidance provided in SFAS 146. Please also further expand your disclosure to state, if true, that these costs are expensed as incurred. Please tell us the amounts associated with each of these types of costs on a supplemental basis for each period presented.

Note 12. Earnings Per Share, page 63

3. We note your response to prior comment 9. You state that the dividends on shares of the Series B Preference Stock are set at the higher of $4.88 per share payable semi-annually in arrears or eight times the cash dividends declared per share on your common stock since the last Series B Preference Stock dividend payment. It appears that the amount of cash dividends paid on your common stock multiplied by eight has exceeded the $4.88 in recent periods. For example, in the six months ended June 30, 2007, the amount of dividends declared on your common shares was $.68 per common share. In light of this, it is not clear how you determined there should be no allocation of undistributed earnings to the shares of Series B Preference Stock at the end of each reporting period. Please further advise by providing a detailed explanation with any necessary computations that will help us further understand your consideration of the two-class method. If after further consideration you determine that undistributed earnings should be allocated to the Series B Preference Stock, please provide us with your computations of EPS using the two-class method. Refer to Refer to EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

4. Please address the above comments in your interim filings as well.

Results of Operations, page 18

5. You disclose certain GAAP amounts after excluding multiple items. For example, you present operating profit excluding restructuring and SFAS 88 pension charges on page 22. Please provide a reconciliation between these non-GAAP measures and the

corresponding GAAP amounts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief